Exhibit 11.0

Roslyn Bancorp, Inc.

Statement Re: Computation of Per Share Earnings

(In thousands, except share and per share amounts)

(Unaudited)

	For the Three Months Ended March 31, 2003	For the Three Months Ended March 31, 2002
Net income available to common stockholders	$37,458	$33,584

Weighted average common shares outstanding	74,417,324	80,718,120

Basic earnings per common share	$0.50	$0.42

Weighted average common shares outstanding	74,417,324	80,718,120

Potential common stock due to dilutive effect of stock options	1,062,353	1,764,100

Total shares for diluted earnings per share	75,479,677	82,482,220

Diluted earnings per common share	$0.50	$0.41

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